File No. 82-34835

(Summary English Translation)

Annual Report Release for the Fiscal Year Ended March 31, 2007

May 9, 2007

NTT URBAN DEVELOPMENT CORPORATION

Stock Exchanges: Tokyo Stock Exchange, First Section

Code Number: 8933

(URL http://www.nttud.co.jp/)

Representative: Kiyoshi Mita
President and Chief Executive Officer
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager, Finance Department
Tel.: (03) 6811-6424

Ordinary General Meeting of Shareholders: June 21, 2007 (Scheduled)

Dividend Payment Date: June 22, 2007 (Scheduled)

Filing of Annual Securities Report: June 22, 2007 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2006 through March 31, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2007	¥128,215 million (15.7%)	¥25,091 million (15.5%)	¥22,938 million (25.0%)	¥12,995 million (14.0%)
Year ended March 31, 2006	¥110,833 million (15.2%)	¥21,716 million (25.3%)	¥18,346 million (35.3%)	¥11,401 million (58.7%)

	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Operating Income to Sales
Year ended March 31, 2007	¥3,948.64	–	10.8%	4.1%	19.6%
Year ended March 31, 2006	¥17,201.07	–	10.1%	3.6%	19.6%

(Reference)
Investment profit and loss in equity method:
Year ended March 31, 2007: 1,624 million yen
Year ended March 31, 2006: 247 million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Year ended March 31, 2007	¥581,848 million	¥125,169 million	21.5%	¥38,007.98
Year ended March 31, 2006	¥543,792 million	¥115,696 million	21.3%	¥175,765.71

(Reference)
Shareholders' equity:
Year ended March 31, 2007: 125,091 million yen
Year ended March 31, 2006: – million yen

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2007	-¥5,076 million	-¥32,995 million	¥20,823 million	¥2,255 million
Year ended March 31, 2006	¥22,243 million	-¥45,157 million	¥32,214 million	¥19,503 million

2. Dividends

(Record Date)	Dividends per Share			Aggregate of Dividend Payments (Annual)	Ratio of Dividends to Net Income (Consolidated)	Ratio of Dividends to Net Assets (Consolidated)
	Interim	Year End	Annual			
Year ended March 31, 2006	¥2,500.00	¥2,500.00	¥5,000.00	¥3,291 million	29.1%	2.9%
Year ended March 31, 2007	¥2,500.00	¥500.00	¥3,000.00	¥3,291 million	25.3%	2.7%
(Forecast) Year ending March 31, 2008	¥500.00	¥500.00	¥1,000.00		23.5%	

(Note)
The dividends for interim period end and year end for the year ended March 31, 2006 and the dividend for interim period end for the year ended March 31, 2007 of 2,500 yen each is based on total outstanding shares prior to the implementation of the five-for-one stock split effective January 1, 2007. The year end dividend for the year ended March 31, 2007 and the dividends for interim period end and year end for the year ending March 31, 2008 of 500 yen each is calculated based on total outstanding shares after the implementation of such stock split.

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures for the annual period are compared to prior year, percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥56,100 million (0.7%)	¥10,700 million (-6.7%)	¥9,100 million (-14.2%)	¥5,300 million (-15.1%)	¥1,610.36
Annual	¥138,100 million (7.6%)	¥28,000 million (11.6%)	¥24,500 million (6.8%)	¥14,000 million (7.7%)	¥4,253.77

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Applicable.

New: 4 Exception: 1

(2) Changes in accounting principles, procedures and presentation regarding preparation of consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each year:
Year ended March 31, 2007: 3,291,200 shares
Year ended March 31, 2006: 658,240 shares

(ii) Total number of treasury stock as of the end of each year:
Year ended March 31, 2007: – shares
Year ended March 31, 2006: – shares

(For reference) Outline of Non-Consolidated Business Results

1. Non-Consolidated Business Results (April 1, 2006 through March 31, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2007	¥119,077 million (16.1%)	¥24,266 million (14.2%)	¥22,114 million (25.0%)	¥12,526 million (13.8%)
Year ended March 31, 2006	¥102,539 million (15.3%)	¥21,253 million (24.6%)	¥17,693 million (34.2%)	¥11,003 million (58.9%)

	Net Income per Share	Net Income per Share (fully diluted)
Year ended March 31, 2007	¥3,805.99	–
Year ended March 31, 2006	¥16,603.09	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Year ended March 31, 2007	¥568,048 million	¥122,999 million	21.7%	¥37,372.34
Year ended March 31, 2006	¥540,482 million	¥114,069 million	21.1%	¥173,294.38

(Reference)
Shareholders' equity:
Year ended March 31, 2007: 122,999 million yen
Year ended March 31, 2006: – million yen

(Notice for the proper use of the Forecast of Business Result, and other special notations)

1. *The description regarding the future, such as the financial forecast hereof, are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*
2. *The Company has implemented a five-for-one stock split effective January 1, 2007 to the shareholders as of December 31, 2006. "Net Income per Share (Consolidated and Non-Consolidated)" and "Net Assets per Share (Consolidated and Non-Consolidated)" for the year ended March 31, 2006 is calculated based on total shares issued prior to the implementation of such stock split. "Ratio of Dividends to Net Income (Consolidated and Non-Consolidated)" for the year ended March 31, 2007 is calculated based on dividend per share as 1,000 yen.*

(English Translation)

May 9, 2007

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Kiyoshi Mita
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
(Tel.: 03-6811-6424)

Items Concerning the Parent Company

1. Corporate Name and Other Information of the Parent Company

(As of March 31, 2007)

Parent Company	Attribute	Percentage of Voting Rights held by the Parent Company	Stock Exchanges on which the Shares of the Parent Company are Listed
Nippon Telegraph and Telephone Corporation (NTT)	Parent company	67.3%	Tokyo Stock Exchange, First Section Osaka Securities Exchange, First Section Nagoya Stock Exchange, First Section Fukuoka Stock Exchange Sapporo Securities Exchange New York Stock Exchange (United States) London Stock Exchange (United Kingdom)

2. Position of NTT Urban Development Corporation as a Listed Company within the Corporate Group of the Parent Company

NTT Urban Development Corporation (the "Company"), the sole comprehensive real estate company in the NTT Group, is responsible for its own management and manages its operations independently. While the Company discusses with, or reports to, NTT as the parent company concerning important matters, NTT does not prevent or constrain decision-makings by the Company.

The shareholding ratio of NTT as of March 31, 2007 was 67.3%. NTT possesses the right as a majority shareholder of the Company under the Company Law of Japan.

3. Items Concerning Transactions with the Parent Company

The Company pays the group operation fee to NTT in accordance with the agreement regarding group management and operation, to which the Company and NTT are parties and the purpose of which is to seek maximization of the interest of each group company by maximizing the interest of the overall NTT Group, while respecting each other's independence and autonomy. In return, the Company receives comprehensive services and benefits, including various types of advice, usage of the NTT brand and implementation of group public relations, etc. In particular, usage of the NTT brand as a member of the NTT Group is considered to enhance the creditworthiness and reliability of the Company, which benefits the performance of its operations.

In addition, the Company receives rental income from the NTT Group based on a building lease agreement. The rents are determined upon mutual discussion on the basis of the terms applicable to general lessee, taking into consideration the going rates in neighborhood and market prices. The Company also acquires land from the NTT Group, principally for its residential property sales business. The acquisition price of such land is determined through discussion between both parties taking into account the business profitability, as in the case of land acquisition in the open market.

The status of transactions with the NTT Group in the real estate leasing business is indicated below.

<Transactions with the NTT Group in the Real Estate Leasing Business (Non-Consolidated)>

	Year ended March 31, 2006	Year ended March 31, 2007
Total revenues of real estate leasing business	¥77,207 million	¥84,985 million
Revenues from the NTT Group	¥22,709 million	¥23,776 million
Revenues from the NTT Group / Total revenues of real estate leasing business	29.4%	28.0%

4. Personnel Relations with the Parent Company

Employees are accepted from the NTT Group as permanent transfers rather than temporary transfers. To embrace a wide-ranging management perspective, the Company has invited one Outside Director from NTT and one Corporate Auditor each from NTT and NTT Communications Corporation. These appointments are based on the requests of the Company, and the Company makes its management decisions independently.

(Status of Officers Serving Concurrently)

Position	Name	Position at Parent Company or Group Company of the Parent Company	Reason for Appointment
Senior Director	Yasuhiro Yamamoto	General Manager of Department V, Nippon Telegraph and Telephone Corporation	The Company requested these appointments to embrace a wide-ranging management perspective.
Corporate Auditor	Toshio Maegawa	General Manager of Internal Control Office, Department V, Nippon Telegraph and Telephone Corporation	
Corporate Auditor	Kenji Sato	General Manager of Corporate Planning Department, NTT Communications Corporation	

Note: Three aforementioned officers out of the Company's 14 Senior Directors and four Corporate Auditors are all officers serving concurrently at the parent company and the group company.

5. Status of Ensuring Independence from the Parent Company

The Company, the sole comprehensive real estate company in the NTT Group, is responsible for its own management and manages its operations independently. As described in 2. through 4. above, the Company considers it having certain independence from the parent company.

File No. 82-34835

(English Translation)

May 11, 2007

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Kiyoshi Mita
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
(Tel.: 03-6811-6424)

Notice of Changes of Representative Director and Other Officers

We hereby announce that the Company has unofficially decided at the meeting of the Board of Directors held today, to make the following changes of officers, as described below.

These appointments are to be formally resolved at the 22nd Ordinary General Meeting of Shareholders to be held on June 21, 2007 and the meeting of the Board of Directors held thereafter.

1. Change of the Representative Director

(1) Candidate for incoming Representative Director

President and Chief Executive Officer	Masaki Mitsumura	(Senior Executive Vice President of NTT Communications Corporation)

(2) Representative Director scheduled to retire from office

Director and Advisor	Kiyoshi Mita	(President and Chief Executive Officer of the Company)

2. Changes of Other Officers

(1) Candidates for incoming Director

	Hideo Ohsawa	(Senior Executive Manager, Housing Service Department of the Company)
	Satoru Shinoda	(Senior Manager of Sales and Marketing Headquarters)

(2) Candidate for incoming Corporate Auditor

	Tokuhisa Kakuchi	(Executive Director of the Fund for Construction Industry Promotion)

(Note) Tokuhisa Kakuchi is a candidate for Outside Corporate Auditor.

(3) Directors scheduled to retire from office

Executive Director	Takeomi Yasuda
Executive Director	Tsuneo Kumei

(4) Corporate Auditor scheduled to retire from office

Corporate Auditor	Kenji Sato

(5) Prospective Executive Directors

Executive Director	Kimito Muragishi
Executive Director	Michihiko Kaite

3. Prospective Personnel of Officers

(New Title or Role)	(Name)	(Current Title or Role)
Senior Executive Director Senior Executive Manager, Building Service Headquarters Senior Executive Manager, Property Management Administration Department	Masayasu Tango	Senior Executive Director Senior Executive Manager, Building Service Headquarters

Executive Director CSR Director In charge of Tokai Branch In charge of Kyushu Branch In charge of Hokkaido Branch	Seiya Wakaizumi	Executive Director CSR Director In charge of Hokkaido Branch
Executive Director Senior Executive Manager, Development Promotion Department	Kimito Muragishi	Senior Director Senior Executive Manager, Development Promotion Department In charge of Housing Service Department
Senior Director Executive Manager, Kansai Branch Office	Akitoshi Ito	Senior Director Deputy Senior Executive Manager, Sales and Marketing Headquarters Senior Executive Manager, Corporate Sales Department, Sales and Marketing Headquarters
Senior Director Deputy Senior Executive Manager, Sales and Marketing Headquarters Senior Executive Manager, Corporate Sales Department, Sales and Marketing Headquarters	Satoru Shinoda	Senior Manager of Sales and Marketing Headquarters

Career Summary of the Candidate for Representative Director

Name	Masaki Mitsumura	
Date of Birth	November 4, 1949 (57 years old)	
Birthplace	Mie Prefecture	
Educational Background	March 1972	Graduated from Faculty of Law, the University of Tokyo
Career Summary	April 1972	Joined Nippon Telegraph and Telephone Public Corporation
	June 1995	General Manager, Publicity Department, Nippon Telegraph and Telephone Corporation
	June 1996	General Manager of Secretarial Department
	July 1999	General Manager, Human Resource Department, Nippon Telegraph and Telephone East Corporation
	July 2001	Senior General Manager General Manager, Human Resource Department
	June 2002	Senior Director, Nippon Telegraph and Telephone Corporation General Manager, Department V
	June 2005	Senior Executive Vice President, NTT Communications Corporation
	August 2006	Senior Executive Vice President Senior Executive Manager, Net Business Division (Current post)

END